February 2, 2010

VIA SEDAR

To:	Alberta Securities Commission	Nova Scotia Securities Commission
	British Columbia Securities Commission	Prince Edward Island Securities Office
	Saskatchewan Financial Services Commission, Securities Division	Securities Commission of Newfoundland and Labrador
	The Manitoba Securities Commission	Register of Securities, Northwest Territories
	Ontario Securities Commission	Registrar of Securities, Nunavut
	Autorité des marchés financiers du Québec	Registrar of Securities, Yukon
New Brunswick Securities Commission

cc :	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via email)
The Canadian Depository for Securities Ltd. (via fax)

Re :	TransAlta Corporation
Notice of Annual and Special Meeting of Shareholders and Notice of Record Date

We wish to confirm the following dates regarding the Annual and Special Meeting of Shareholders:

DATE OF MEETING:	Thursday, April 29, 2010
RECORD DATE FOR NOTICE:	Monday, March 1, 2010
RECORD DATE FOR VOTING:	Monday, March 1, 2010
BENEFICIAL OWNERSHIP DETERMINATION DATE:	Monday, March 1, 2010
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common
SPECIAL MEETING:	Yes
MEETING LOCATION:	Calgary, Alberta

Yours truly,

Signed “Maryse St.-Laurent”

Maryse St.-Laurent

Vice-President and Corporate Secretary